SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2001

MICREL, INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

CALIFORNIA
(State or Other Jurisdiction of Incorporation)

0-25236   94-2526744
(Commission File Number)   (I.R.S. Employer Identification No.)

2180 Fortune Drive, San Jose, CA   95131
(Address of Principal Executive Offices)   (Zip Code)

(408) 944-0800
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

INFORMATION TO BE INCLUDED IN REPORT

Item 5.   Other Events.

On July 23, 2001 Micrel, Inc. issued a press release announcing its financial results for the quarter ended June 30, 2001. A copy of the press release issued is attached hereto and filed as Exhibit 99.1 to this report and incorporated herein by reference.

Item 7.   Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired

Not Applicable.

(b)   *Pro Forma* Financial Information

Not Applicable.

(c)   Exhibits

99.1   Press Release of Micrel, Incorporated, dated July 23, 2001, announcing its financial results for the quarter ended June 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INCORPORATED
(the Registrant)

By: /s/ Raymond D. Zinn
      Raymond D. Zinn
      President and Chief Executive Officer

Dated: July 23, 2001

EXHIBIT INDEX

Exhibit Number

Description

99.1

Press Release of Micrel, Incorporated, dated
July 23, 2001, announcing its financial results
for the quarter ended June 30, 2001.

Contact: Richard Crowley
Micrel, Incorporated
1849 Fortune Drive
San Jose, CA 95131
Phone: (408) 944-0800



Press Release

MICREL REPORTS SECOND QUARTER 2001 RESULTS

- **Revenue of $50.8 million dollars, Pro Forma earnings per share of $0.01**

SAN JOSE, CALIFORNIA (July 23, 2001) — Micrel, Incorporated (Nasdaq NM: MCRL) today reported its financial results for the second quarter ended June 30, 2001. The financial amounts for all periods presented include the results of Kendin Communications, which Micrel acquired on May 30, 2001. The acquisition has been accounted for as a pooling-of-interests.

Like virtually all semiconductor companies the combination of a global economic slowdown, ongoing inventory corrections, weakness in end market demand, and extremely short lead times for semiconductor components resulted in continued weakness in orders for Micrel's products throughout the second quarter. Total revenue of $50.8 million was 37% below the second quarter 2000 revenue of $80.2 million and declined 32% sequentially from Q1 2001 revenue of $75.0 million.

Excluding non-recurring acquisition related expenses, pro forma net income for the second quarter was $1.1 million and pro forma earnings per share was $0.01. Including one-time expenses related to the Kendin acquisition of $8.9 million, Micrel recorded a net loss of $7.8 million which equates to loss of $0.09 per basic share outstanding. Micrel's focus on cost reduction during the quarter resulted in an 18% decrease in ongoing operating expenses on a sequential basis.

"The semiconductor industry is in the midst of what many are predicting to be the most severe downturn it has ever experienced," said Ray Zinn, president and CEO of Micrel. "Micrel's revenues continue to be impacted by the many forces that have combined to create this slump, particularly the weakness in communications related markets. Despite the unfavorable market environment, our focus on expense control enabled the Company to achieve breakeven results on an ongoing basis for the second quarter."

"We are excited to now have Kendin Communications as part of Micrel," stated Zinn. Kendin is a fabless semiconductor Company that has developed industry-leading mixed-signal integrated circuits, which serve the Fast Ethernet and Gigabit Ethernet physical layer and switching chip markets. Zinn continued, "The assimilation process is going well and Kendin operations contributed positively to the Company's bottom line in the second quarter."

Micrel's new product effort continued to gain momentum in the second quarter with the release of twenty-five new standard products. The Company continues to expand its "Best-in-Class" portfolio of high performance analog products. The Company released twelve new analog products in the second quarter including the MIC280, the world's smallest two zone thermal supervisor, which is a quarter of the size of existing products. The Company also expanded its family of hot swap power controllers, high performance op amps and LDO regulators during the second quarter.

During the quarter Micrel released the first member of Micrel's GigaPro^{TM} family of high speed communication devices produced on its in-house silicon germanium process. The SY55016 is a line driver/receiver capable of supporting data rates in excess of 10 Gbps for optical networking, 10 gigabit ethernet and other high speed electronic applications.

 "The array of high performance new products produced by our technical team in Q2 and the continued strength in customer design wins reported in the quarter reinforces our belief that Micrel is well positioned to resume growth once economic conditions improve," stated Ray Zinn. "However, in the face of spreading weakness in the worldwide economy customers are currently ordering only to fill short-term needs. Current supplier lead times of less than two weeks compared to up to 16 weeks one year ago severely hampers visibility making it difficult to predict near term results."

Ray Zinn concluded, "In light of the ongoing weakness in demand Micrel will continue to take prudent steps to control expenses in the short term. Our balance sheet is strong and gives us the flexibility to invest in the development of new products and technologies that will fuel Micrel's growth that we are confident will materialize once the current slowdown passes."

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This release includes statements that qualify as forward-looking statements under the Private Securities Reform Act of 1995. Those statements include statements about the following topics: our expectations regarding future financial results, including revenues, net income, factory utilization, gross margins, spending levels, operating expenses and earnings per share; our business plans, including our plans to continue investing in new product development and to provide further guidance in the future; our expectations regarding future customer demand, cancellations, and new order rates; and our expectations to account for the Kendin transaction as a pooling-of-interests. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, such factors as: continued softness in demand for our products; a continuation of customer decisions to cancel, reschedule, or delay orders for our products; economic or financial difficulties experienced by our customers; the effect of business conditions in the computer, telecommunications and industrial markets, the impact of any current or future acquisitions, changes in demand for networking or high bandwidth communications products, the impact of competitive products and pricing and alternative technological advances, the worldwide financial situation, and the timely and successful development and market acceptance of new products and upgrades to existing products. For further discussion of these risks and uncertainties, we refer you to the documents the Company files with the SEC from time to time, including the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. All forward-looking statements are made as of today, and the Company disclaims any duty to update such statements.

About Micrel

Micrel is a leading manufacturer of advanced high-performance analog, mixed-signal and digital ICs. These products include low drop-out and switching voltage regulators, PCMCIA and USB power controllers, high speed communications interfaces, operational amplifiers, comparators, voltage references, power drivers, RF devices, high speed logic and clock management ICs. Applications for these products include palmtop, notebook and desktop computers, computer peripherals, cellular phones, high speed communications systems, fiber optic communications modules, automatic test equipment, consumer electronics, industrial and process control products and avionics systems, automatic test equipment, consumer electronics, industrial and process control products and avionics systems. Micrel's Kendin operation designs, develops and markets PHYs, repeaters and switches for Ethernet, Fast Ethernet and Gigabit Ethernet applications.

For further information, contact Richard Crowley at Micrel, Incorporated, 1849 Fortune Drive, San Jose, California 95131, (408) 944-0800 or visit our Website at http://www.micrel.com.

MICREL, INCORPORATED

GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
Net revenues	$ 50,774	$ 80,239	$ 125,725	$ 149,257
Cost of revenues	30,437	34,439	65,357	64,637
Gross profit	20,337	45,800	60,368	84,620
Operating expenses:				
Research and development	12,488	8,993	25,542	18,513
Selling, general and administrative	7,624	11,006	19,166	20,869
Non-recurring acquisition expenses	8,894	-	8,894	-
Total operating expenses	29,006	19,999	53,602	39,382
Income(loss) from operations	(8,669)	25,801	6,766	45,238
Other income, net	1,411	876	3,160	1,547
Income(loss) before income taxes	(7,258)	26,677	9,926	46,785
Provision for income taxes	564	8,806	6,486	15,929
Net income(loss)	$ (7,822)	$ 17,871	$ 3,440	$ 30,856
Net income(loss) per share:				
Basic	$ (0.09)	$ 0.20	$ 0.04	$ 0.35
Diluted	$ (0.09)	$ 0.18	$ 0.03	$ 0.31
Shares used in computing per share amounts:				
Basic	91,888	88,888	91,412	88,338
Diluted	91,888	99,393	99,709	99,031

MICREL, INCORPORATED

PROFORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2001	2000	2001	2000
Net revenues	$ 50,774	$ 80,239	$ 125,725	$ 149,257
Cost of revenues	30,437	34,439	65,357	64,637
Gross profit	20,337	45,800	60,368	84,620
Operating expenses	20,112	19,999	44,708	39,382
Proforma income from operations	225	25,801	15,660	45,238
Other income, net	1,411	876	3,160	1,547
Proforma income before income taxes	1,636	26,677	18,820	46,785
Provision for income taxes	564	8,806	6,486	15,929
Proforma net income	$ 1,072	$ 17,871	$ 12,334	$ 30,856
Proforma net income per share:				
Basic	$ 0.01	$ 0.20	$ 0.13	$ 0.35
Diluted	$ 0.01	$ 0.18	$ 0.12	$ 0.31
Shares used in computing per share amounts:				
Basic	91,888	88,888	91,412	88,338
Diluted	100,710	99,393	100,331	99,031

RECONCILIATION OF PROFORMA ADJUSTMENTS
(In thousands)
(Unaudited)

Proforma net income	$ 1,072	$ 17,871	$ 12,334	$ 30,856
Non-recurring acquisition expenses:				
Acquisition transaction costs	6,887	-	6,887	-
Stock based compensation	2,007	-	2,007	-
	8,894	-	8,894	-
GAAP net income(loss)	$ (7,822)	$ 17,871	$ 3,440	$ 30,856

MICREL, INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2001	December 31, 2000 (1)
	(Unaudited)	
ASSETS		
CURRENT ASSETS:		
Cash, cash equivalents and short-term investments	$ 141,332	$ 123,090
Accounts receivable, net	29,866	62,843
Inventories	31,965	28,983
Deferred income taxes	25,926	23,838
Other current assets	1,727	1,565
Total current assets	230,816	240,319
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET	121,544	112,125
INTANGIBLE ASSETS, NET	4,692	5,775
OTHER ASSETS	493	378
TOTAL	$ 357,545	$ 358,597
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	$ 52,986	$ 69,421
LONG-TERM OBLIGATIONS	6,958	9,211
SHAREHOLDERS' EQUITY:		
Common stock	129,672	116,139
Deferred stock compensation	(4,345)	(4,524)
Accumulated other comprehensive loss	(22)	(32)
Retained earnings	172,296	168,382
TOTAL SHAREHOLDERS' EQUITY	297,601	279,965
TOTAL	$ 357,545	$ 358,597

(1) Derived from the December 31, 2000 audited balance sheet included
in the 2000 Annual Report on Form 10-K of Micrel, Incorporated and the
December 31, 2000 audited balance sheet of Kendin Communications, Inc.

SUPPLEMENTAL FINANCIAL DATA
MICREL, INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
RESTATED TO INCLUDE KENDIN COMMUNICATIONS
ACCOUNTED FOR AS A POOLING-OF-INTERESTS
(In thousands, except per share amounts)
(Unaudited)

	Total 1999	1st Qtr. 2000	2nd Qtr. 2000	3rd Qtr. 2000	4th Qtr. 2000	Total 2000	1st Qtr. 2001
Net revenues	$ 200,016	$ 69,018	$ 80,239	$ 94,682	$ 102,396	$ 346,335	$ 74,951
Cost of revenues	88,423	30,198	34,439	39,121	42,563	146,321	34,920
Gross profit	111,593	38,820	45,800	55,561	59,833	200,014	40,031
Operating expenses:							
Research and development	29,518	9,520	8,993	10,779	12,162	41,454	13,054
Selling, general and administrative	29,335	9,863	11,006	11,660	12,447	44,976	11,542
Purchased in-process technology	603	-	-	-	-	-	-
Total operating expenses	59,456	19,383	19,999	22,439	24,609	86,430	24,596
Income from operations	52,137	19,437	25,801	33,122	35,224	113,584	15,435
Other income, net	692	671	876	1,465	1,727	4,739	1,749
Income before income taxes	52,829	20,108	26,677	34,587	36,951	118,323	17,184
Provision for income taxes	17,634	7,123	8,806	11,415	12,193	39,537	5,922
Net income	$ 35,195	$ 12,985	$ 17,871	$ 23,172	$ 24,758	$ 78,786	$ 11,262
Net income per share:							
Basic	$ 0.41	$ 0.15	$ 0.20	$ 0.26	$ 0.27	$ 0.88	$ 0.12
Diluted	$ 0.37	$ 0.13	$ 0.18	$ 0.23	$ 0.25	$ 0.79	$ 0.11
Shares used in computing per share amounts:							
Basic	85,762	87,788	88,888	89,811	90,479	89,242	90,936
Diluted	93,941	98,846	99,393	101,283	100,039	99,926	99,951

SUPPLEMENTAL FINANCIAL DATA
MICREL, INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
RESTATED TO INCLUDE KENDIN COMMUNICATIONS
ACCOUNTED FOR AS A POOLING-OF-INTERESTS
(In thousands)
(Unaudited)

	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sep. 30, 2000	Dec. 31, 2000	Mar. 31, 2001
ASSETS						
CURRENT ASSETS:						
Cash, cash equivalents and short-term investments	$ 56,722	$ 63,649	$ 84,283	$ 102,491	$ 123,090	$ 137,737
Accounts receivable, net	40,113	45,249	51,870	60,443	62,843	54,240
Inventories	24,278	22,666	23,141	23,750	28,983	28,622
Deferred income taxes	15,401	16,605	17,218	20,580	23,838	24,315
Other current assets	1,173	1,839	1,531	1,717	1,565	2,422
Total current assets	137,687	150,008	178,043	208,981	240,319	247,336
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET	67,784	73,537	81,993	91,999	112,125	118,484
INTANGIBLE ASSETS, NET	7,933	7,399	6,858	6,316	5,775	5,233
OTHER ASSETS	560	544	414	384	378	419
TOTAL	$ 213,964	$ 231,488	$ 267,308	$ 307,680	$ 358,597	$ 371,472
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES	$ 48,908	$ 46,726	$ 55,111	$ 51,854	$ 69,421	$ 66,445
LONG-TERM OBLIGATIONS	10,648	8,990	7,896	6,607	9,211	8,213
SHAREHOLDERS' EQUITY:						
Common stock	65,663	74,794	85,410	108,299	116,139	121,983
Deferred stock compensation	(233)	(948)	(1,561)	(2,685)	(4,524)	(4,916)
Accumulated other comprehensive income (loss)	15	(23)	-	(19)	(32)	(25)
Retained earnings	88,963	101,949	120,452	143,624	168,382	179,772
TOTAL SHAREHOLDERS' EQUITY	154,408	175,772	204,301	249,219	279,965	296,814
TOTAL	$ 213,964	$ 231,488	$ 267,308	$ 307,680	$ 358,597	$ 371,472